SECURITIES AND EXCHANGE COMMISSION

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SEC Mail Processing Section RECEIVED MAY 29 2015 Washington DC 182

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IA Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Wellington Street East, Suite 900
(No. and Street)

Toronto, Ontario (City) (State) M5E 1S2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Andrews 416-864-2604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MNP LLP
(Name – *if individual, state last, first, middle name*)

300-111 RICHMOND STREET WEST (Address) TORONTO, ON (City) (State) M5H 2G4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/2/15

OATH OR AFFIRMATION

I, James Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IA Securities (USA) Inc., as of March 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO.

Title

Notary Public Adam Davis.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and supplementary information
IA Securities (USA) Inc.

(Formerly MGI Securities (USA) Inc.)
(A wholly-owned subsidiary of IA Securities Inc.)

March 31, 2015

MNP LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IA Securities (USA), Inc.:

We have audited the accompanying financial statements of IA Securities (USA), Inc. ("the Company"), which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in stockholders' equity, and changes in statement of financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. IA Securities (USA), Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of IA Securities (USA), Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules 1 and 2 (the "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of IA Securities (USA), Inc.'s financial statements. The supplementary information is the responsibility of IA Securities (USA), Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MNP LLP

Toronto, Ontario

May 27, 2015

ACCOUNTING › CONSULTING › TAX
300 – 111 RICHMOND STREET W, TORONTO, ON M5H 2G4
1.877.251.2922 P: 416.596.1711 F: 416.596.7894 mnp.ca

IA Securities (USA) Inc.
Statement of financial condition
Year ended March 31, 2015
(Expressed in U.S. dollars)

	Notes	$
Assets		
Cash	6	444,438
Prepaid expenses		8,824
Accounts receivable		1,157
		454,419
Liabilities		
Accounts payable and accrued liabilities		43,276
Stockholder's equity		
Capital stock	4	287,843
Contributed surplus	4	333,356
Deficit		(210,056)
		411,143
		454,419

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of operations
Year ended March 31, 2015
(Expressed in U.S. dollars)

	$
Revenue	
Foreign exchange gain (loss)	(3,255)
Expenses	
General and administration	59,818
Net loss	(63,073)

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of changes in stockholders' equity
As at March 31, 2015
(Expressed in U.S. dollars)

	$
Capital stock, beginning and end of year	287,843
Contributed surplus	
Balance, beginning of year	175,014
Contributions	158,342
Balance, end of year	333,356
Deficit	
Deficit, beginning of year	(146,983)
Net loss	(63,073)
Deficit, end of year	(210,056)
Stockholder's equity, end of year	411,143

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of changes in financial condition
Year ended March 31, 2015
(Expressed in U.S. dollars)

	$
Operating activities	
Net loss	(63,073)
Adjustments to reconcile net loss to net cash used in operating activities	
Accounts receivable	(1,157)
Prepaid expenses	160
Accounts payable and accrued liabilities	38,676
	(25,394)
Financing activities	
Contributed Surplus	158,342
	158,342
Increase in cash	132,948
Cash, beginning of year	311,490
Cash, end of year	444,438
Taxes paid	0

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc. (the "Company") (formerly MGI Securities Inc.) was incorporated under the *Canada Business Corporations Act* on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its Parent, IA Securities Inc. (as at March 31, 2014, MGI Securities Inc) (the "Parent"). Through its operating agreement with the Parent, the Company uses the services of NBCN Inc. ("Clearing Broker") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer securities nor perform custodial functions relating to customer accounts and is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Continuing operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company.

The Company is a wholly-owned subsidiary of the Parent, a Canadian-owned and regulated investment dealer regulated by the Investment Industry Regulatory Organization of Canada and is a participating member of the Canadian Investor Protection Fund. The Company's head office is located in Toronto, Ontario, Canada.

As at April 1, 2014, the Industrial Alliance Assurance and Financial Services Inc. (the "Ultimate Parent") decided to merge MGI Securities Inc. with its wholly-owned subsidiary IA Securities Inc. At the same time, the Company changed its name from MGI Securities (USA) Inc. to IA Securities (USA) Inc. as at April 7, 2014.

1. Significant accounting policies

The significant accounting policies are as follows:

(a) Basis of presentation

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Securities transactions and balances

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a delivery basis. Interest income is recorded on an accrual basis.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in other revenue.

1. Significant accounting policies (continued)

(d) Fair values of financial assets and liabilities

All non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(e) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

1. Significant accounting policies (continued)

(f) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments

(a) Concentration of credit risk

All clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(c) Cash

All of the Company's cash is on deposit at one major Canadian bank/financial institution and the balance at times may exceed the federally insured limit of $100,000. The Company believes it is not exposed to any significant credit risk due to cash.

(d) Currency risk

At March 31, 2015, the Company held foreign denominated financial assets comprised of cash held at one major Canadian bank/financial institution.

3. Related party transactions and balances

Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with the Parent, whereby the Parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

Management fees of nil were charged to the Company from the Parent during the year.

(Expressed in U.S. dollars)

4. Capital stock

Authorized, unlimited number

Common shares, no par value

Issued

	$
400,100 common shares	**287,843**

On March 24, 2015, November 25, 2014 and July 31, 2014, the Company authorized increases in contributed surplus in the amount of $100,000, $40,000 and $18,342 respectively. The increase in contributed surplus came by way of cash injection by the Parent and is recorded as contributed surplus on the statement of changes in stockholder's equity.

5. Regulatory net capital requirement

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2015, the Company had net capital of $400,055, which is $150,055 in excess of the required minimum net capital of $250,000.

6. Deposit segregated pursuant to federal and other regulations

A cash amount of $298,893 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the *Securities Exchange Act of 1934* and is included in cash and segregated for regulatory reporting purposes.

7. Income taxes

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax expense included in the statement of operations is determined in accordance with FASB ASC 740, *Accounting for Income Taxes.*

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB ASC 740, applies to all tax positions accounted for in accordance with FASB ASC 740. The Company has assessed the impact of this standard and determined there is no material impact on its statement of financial condition or statement of operations.

As at March 31, 2015, the Company recorded a full valuation allowance against its deferred tax assets as it is not more likely than not that the benefit of the deferred tax assets will be realized.

(Expressed in U.S. dollars)

7. Income taxes (continued)

The reconciliation of the combined Canadian Federal and Provincial income tax rate of 26.5% to the effective tax rate is as follows:

	March 31, 2015
	$
Net loss before recovery of income taxes	(63,073)
Income tax expense at Canadian Statutory tax rate	16,715
Change in deferred tax asset not recognized	(16,715)
Income tax (recovery) expense	0

The Company has non-capital losses that are available to reduce future net income for income tax purposes totalling $95,267, which will expire as follows:

Non-Capital Losses		
Year of Loss	Expiry	Total
		$
2011	2030	10,107
2012	2031	5,181
2013	2032	15,441
2015	2035	64,538

8. Legal proceedings

In the normal course of business, the Company may be involved in litigation. At March 31, 2015, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9. Subsequent events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year-end, March 31, 2015 through May 27, 2015, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

IA Securities (USA) Inc.
Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year ended March 31, 2015
(Expressed in U.S. dollars)

	$
Total stockholder's equity from statement of financial position	411,143
Less: Non-allowable assets	
Prepaid expenses and accounts receivable	9,981
Less: Haircuts on securities	
Foreign cash held	1,107
Net capital	400,055
Alternative net capital requirement	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) – net capital requirement	250,000
Excess net capital	150,055
Net capital in excess of 5% of combined aggregated debit items or 120% of minimum net capital requirement	100,055

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as at March 31, 2015, filed by the Company on Form X-17A-5 on April 24, 2015.

Because the Company does not hold customer funds or safekeep customer securities, it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Exemption report
IA Securities (USA) Inc.

(Formerly MGI Securities (USA) Inc.)
(A wholly-owned subsidiary of IA Securities Inc.)

March 31, 2015

MNP LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IA Securities (USA), Inc.:

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5 (Exemption Report), in which (1) IA Securities (USA), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which IA Securities (USA), Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) IA Securities (USA), Inc. stated that IA Securities (USA), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IA Securities (USA), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IA Securities (USA), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MNP LLP

Toronto, Ontario

May 27, 2015

IA Securities (USA) Inc.
Exemption Report

IA Securities (USA) Inc. (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the year ended March 31, 2015, without exception.

IA Securities (USA) Inc.
I, James Andreus swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

May 27, 2015

IA Securities (USA) Inc.
Exemption Report

IA Securities (USA) Inc. (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the year ended March 31, 2015, without exception.

IA Securities (USA) Inc.

I, MARK ARTHUR swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chairman & CEO

May 26, 2015

IA Securities (USA) Inc.
Exemption Report

IA Securities (USA) Inc. (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the year ended March 31, 2015, without exception.

IA Securities (USA) Inc.

I, Richard Legault swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title:

May 27, 2015